Exhibit 11
American Safety Insurance Holdings, Ltd. and subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Basic:
Earnings available to common shareholders	$7,046,141	$5,387,621	$21,410,017	$14,115,752

Weighted average common shares outstanding	10,709,996	10,438,692	10,624,416	8,116,056

Basic earnings per common shares	$0.66	$0.52	$2.02	$1.74

Diluted:
Earnings available to common shareholders	$7,046,141	$5,387,621	$21,410,017	$14,115,752

Weighted average common shares outstanding	10,709,996	10,438,692	10,624,416	8,116,056

Weighted average common shares equivalents associated with options	334,344	343,395	314,191	361,641

Total weighted average common shares for diluted purposes	11,044,340	10,782,087	10,938,607	8,477,697

Diluted earnings per common shares	$0.64	$0.50	$1.95	$1.67

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